First Community Financial Corporation
2002 Annual Report

0-49736

03016719

RECD S.E.C.
MAR 1 1 2003
1086

PROCESSED
MAR 1 2 2003
THOMSON
FINANCIAL

AR/S
P.E.
12/31/02



◦ Juniata County

Mifflintown
Tuscarora Valley
Fermanagh
Delaware
East Waterford

◦ Perry County

West Perry
Ickesburg
New Bloomfield
Loysville
Shermans Dale



Table of Contents

Management's Letter to Shareholders



JAMES R. McLAUGHLIN, President and Chief Executive Officer, left with SAMUEL F. METZ, Chairman

Some Thoughts from the Chairman

With the anniversary of my 50 years of service on the Board of Directors fast approaching, I have been reflecting on how gratifying and proud it has been for me to be associated with the First National Bank of Mifflintown. The financial expertise and experience within the Bank organization has been broad and diverse. Collectively, members of the Board of Directors and related advisory boards, Bank management and staff bring an impressive range of professionalism that is benefiting shareholders and customers.

Working together with a dedicated and loyal family of employees in ten Bank locations, we can all take pride in the achievements of this past year as well as in former years. This Annual Report gives evidence of many positive results. Most notable is the fact that the highest earnings in the history of the Bank have been realized. In the past year we have also surpassed $200 million in assets.

Such accomplishments bode well for the future of our Bank. As a community bank with a regional outreach, we can look forward together to even greater achievements in the future.

Samuel F. Metz

Chairman

Management's Letter to Shareholders

Dear Shareholders:

As in previous years, our financial report for the year ending December 31, 2002, reflects impressive areas of growth and expansion.

Our growth is perhaps best appreciated within the context of the Bank's history. It was established as a private bank 139 years ago in 1864. By 1997, the Bank's assets totaled $100 million. In the subsequent five years – a relatively brief period from 1997 until 2002 – our financial growth doubled by reaching over $200 million in assets. It is a milestone in which all of us can take pride.

The newest office of First National Bank – in Shermans Dale in Perry County – was opened for business in February 2002. The response by the public in that area has exceeded all expectations. As a result, management is currently expanding the office to provide a full service office that will meet the financial needs of current customers as well as potential new customers.

Technological advances which have been implemented in both the operations and lending areas of the Bank continue to be made. Even though the Bank has had significant growth in all facets over recent years, more and more customers are taking advantage of the newer banking technologies being offered. On a monthly basis, electronic transactions, for example, are now exceeding the more traditional customer-teller interactions.

Special note needs to be made of the impressive growth in trust assets under management. Trust assets have doubled in the past five years from $21.6 million in 1997 to $46.1 million at the end of 2002.

Other financial highlights for the year 2002 include:

- Net income increased more than $483,000, a 37.13 percent increase.
- Shareholders equity grew by $1.6 million, a 12.51 percent increase.
- A growth in total assets was achieved – more than $19 million, increasing by 10.56 percent – closing the year at $201.8 million.
- Loans, less allowance for loan losses, increased by $10.8 million, a 9.43 percent increase.
- Deposits grew by $20.1 million, or 13.05 percent.
- The Corporation's capital-to-asset ratio closed the year at 7.28 percent.

We are optimistic that First National Bank will continue its impressive growth and record positive results in a wide range of financial activities and initiatives in future years.

Samuel F. Metz
Samuel F. Metz
Chairman

James R. McLaughlin
James R. McLaughlin
President and Chief Executive Officer

Long-Term Years of Employee Service Are Impressive at First National Bank



Gathered in the lobby of the Bank's Main Office in Mifflintown are those members of the Bank's family of employees who have attained 15 years or more of service.

FIRST ROW: Left to right, BRENDA R. BLAKEY, Accounting Clerk, 24 yrs; JAMES R. McLAUGHLIN, President and Chief Executive Officer, 22 yrs;
SANDRA Z. WERT, Auditor and Compliance Officer, 29 yrs
SECOND ROW: CYNTHIA F. CALLIPARE, Assistant Manager, 18 yrs;
SANDRA L. PINES, Senior Teller, 21 yrs;
GEORGE R. THOMAS Jr., Collector, 26 yrs;
RAYMOND C. JACOBS, Custodian, 29 yrs
THIRD ROW: JOANNE D. GOODLING, Community Office Manager, 15 yrs; JODY D. GRAYBILL, Vice President and Trust and Financial Services Division Manager; 15 yrs;
DOROTHY I. JACOBS, Custodian, 18 yrs;
NANETTE W. STAKE - Assistant Vice President and Operations Manager, 17 yrs. Absent from picture, HELEN BURD SHOOP, Credit Services Manager, 22 yrs.

The Board of Directors of First National Bank has a long-held appreciation for the dedication and loyalty of the people who make up the Bank's family of employees.

In today's workplace environment the length of employment at a particular organization is often comparable to a revolving door of constantly changing personnel. But at First National Bank the length of employment among the total roster of 106 employees averages an impressive seven years and two months. Those years of experience and service are worthy of recognition. That longevity translates into banking stability and continuity which, in turn, have proven to be beneficial to Bank customers and clients.



JUDY K. IMES, Customer Service Representative, has the distinction of achieving more than 15 years of employee service at the Bank's first new office (Tuscarora Valley in Juniata County) which was opened more than 15 years ago.

Lending Division

A vital center of customer activity at First National Bank



"The Lending Division has increased its loan outstandings by more than 25 percent over the past two years and, at the same time, has improved the quality of loans significantly."

Marcie A. Barber
Senior Vice President
and Credit Services Division Manager

MARCIE A. BARBER, Senior Vice President and Credit Services Division Manager, with, standing left to right, WENDY L. VARNER Assistant Vice President and Loan Officer, DENNIS E. LUCAS, Vice President and Loan Officer, and SONYA M. SHOLLEY, Credit Services Executive Assistant. Absent from picture: HELEN BURD SHOOP, Credit Services Manager

Meeting the credit needs of customers is the primary responsibility – and perhaps the one most familiar to the general public – of any financial institution. But it is a responsibility that is especially critical to a community bank like First National Bank of Mifflintown.

The borrowing needs of its customers – whether they be agricultural, commercial or consumer – must be met with the assurance that every customer is receiving the individual attention expected. Careful review, evaluation and authorization of all bank loans are essential components of the Bank's Lending Division. At the same time, controlling credit risk is a high priority. The Division manages all bank loan portfolios, evaluates various product lines and competitive rates, reviews credit authorizations involving lines of credit and coordinates the Bank's overall loan policy.

The Lending Division is responsible for loan product development for all types of borrowing needs. The Division also assists officers in the Bank's ten offices in their efforts to develop new business and to serve existing relationships. "Customer calls" are an effective means of providing convenient and individualized attention to valued clients..

Community Services Division

Responsible for an effective network of strategically located offices



TIMOTHY P. STAYER, Vice President and Community Banking Services Division Manager, far left, with, left to right, Assistant Vice Presidents and Community Office Managers, ROBERT G. LUKENS Jr. (Delaware) ; JOANNE D. GOODLING (Fermanagh); ROY A. LEISTER Jr. (Mifflintown); PATTI L. McLAUGHLIN (New Bloomfield and Shermans Dale); DIANE E. ZEIDERS (Tuscarora Valley and East Waterford) and, seated, BRADLEY D. SHERMAN (West Perry and Ickesburg) and AUDRA L. STEWART (Loysville)

"Meeting the diverse financial service needs of our customers and clients is our primary responsibility."

Timothy P. Stayer
Vice President
and Community Banking
Services Division Manager

As a community bank, the First National Bank has a special obligation to offer a wide range of financial services to its customers and clients who are in ten different geographic locations throughout Juniata and Perry counties.

The Division is especially alert to the development of annual marketing plans which will strengthen customer service, sales and market penetration for the Bank's community offices. Research undertaken by the Division helps to assess market characteristics, the unique financial needs of customers and the competitive banking climate in the Bank's service area.

The Division also directs a technology-based banking function in order to provide creative and constantly expanding service delivery to current and prospective Bank customers. The growing response by customers to the various technological advances offered by the Bank, such as banking through the Internet and the convenience of tele-banking and automated teller machines, has been significant.

Trust and Financial Services Division

Where privacy, professionalism and trust come together to benefit through personal service and continuity

With the highest professional standards, the Trust and Financial Services Division manages the estate, trust, investment and retirement plan needs for individuals, companies and charities within the Bank's market area.

Simply stated, the core business of the Division is helping people plan how they want their assets and investments managed and distributed.

The exact wishes of each customer-client are respected, keeping in mind special individual and family needs as well as beneficiaries. For example, through living trusts and other investment accounts assets can be managed to maximize return on investments, while recognizing each individual's goals.

Using trusts established by wills, funds can be managed professionally for such things as education or until a beneficiary reaches a certain age before disbursements are made. Similarly, assets can be placed in a trust for the benefit of a charity (a church, cemetery or library, for example).

The Division handles a diverse range of retirement accounts, all selected by an individual and managed by the Division. These include individual, self-directed IRAs, simplified employee pension plans (SEPS), full pension or profit-sharing plans and 401(k) plans.

The Division's growth has been impressive. In 1987 a total of $4.5 million in assets was managed. By 1997 assets had reached $21.6 million and at the end of the year 2002 over $46 million in assets were being managed by the Trust and Financial Services Division.



SANDRA J. HOLMAN, Trust Administrator, and JODY D. GRAYBILL, Vice President and Trust and Financial Services Division Manager

"We provide estate and financial planning on a personal, ongoing basis unlike other institutions where customer service is too often given through an impersonal 'representative of the day' by way of an 800 number."

Jody D. Graybill
Vice President
and Trust and Financial Services
Division Manager

Finance Division

The challenge is to protect and maintain the financial and operational stability of First National Bank



RICHARD R. LEITZEL, Vice President and Chief Financial Officer, with NANETTE W. STAKE, Assistant Vice President and Operations Manager

"In light of the corporate scandals which were headline news nationwide this past year, the need to convey a calming influence for the security of the Bank's shareholders and customers alike is our highest priority."

RICHARD R. LEITZEL
Vice President
and Chief Financial Officer

The Finance and Control Division's responsibilities are strongly rooted in the need to insure the ongoing management of interest rate and regulatory risks and the proper control of the Bank's finance and accounting activities.

A major responsibility of the Division is to manage the investment portfolio of First National Bank. That portfolio includes municipal and Pennsylvania school district bonds, as well as bonds, notes and bills from various U.S. agencies, including the U.S. Treasury.

There is also the continuing need to provide efficient, accurate and cost-effective operational services which impact directly on Bank customers. These customer-oriented services include a careful accounting of deposit balances and the processing of daily checks and deposits.

The Division, as part of its overall financial responsibilities, actively participates in the Bank's asset and liability management function and directs the establishment and maintenance of a classification system for new and established general and subsidiary ledger accounts which meets the reporting requirements of all regulatory agencies. All financial statements prepared are done in accordance with generally accepted accounting principles established by the Financial Accounting Standards Board.

Human Resources Department

The focus is on the well-being of the Bank's family of employees in an ever-changing environment

The Human Resources Department, in close coordination with Bank management and staff, is responsible for an employment system that directly affects the Bank's 106 full-time and part-time employees. The Bank takes pride in the longevity and loyalty of service accrued by its employees; the average period of employment is more than seven years.

Integral parts of the Department's duties are recruitment and interviewing of new employees; management of the Bank's compensation system, including job evaluation, job descriptions, classifications and wage/salary ranges; coordination of employee benefits programs, and management of programs to ensure that ongoing training opportunities are available for all employees.

A priority responsibility is to keep employees informed of policies and procedures affecting their departments and their jobs in an atmosphere in which upward communication from employees is encouraged.

The Department is especially sensitive to abiding by current laws and organizational policies that are designed to promote an environment free of discriminatory behavior in the workplace.



TINA J. SMITH, Human Resources Officer

"The challenge is to encourage a workplace environment that recognizes the value of positive employee contributions and the importance of providing equitable opportunities for all personnel to advance within the Bank's diverse operations."

Tina J. Smith
Human Resources Officer

Audit and Compliance Department

An office with critical responsibilities that safeguard Bank assets and insure the Bank's compliance with federal and state banking regulations



SANDRA Z. WERT, Auditor and Compliance Officer, left, and NANCI A. LOUDENSLAGER, Assistant Auditor and Payment Systems Coordinator

" This office is the internal 'silent partner' in the Bank's operation that is rarely seen by bank customers, but it has obligations that must be upheld to protect the financial integrity of the Bank."

Sandra Z. Wert
Auditor and Compliance Officer

Banking today has become increasingly complex with ever-changing legislative and regulatory requirements. As a result, a bank's board of directors has more to be accountable for. But because of the pace of legal and regulatory change, that same board of directors must have the necessary programs and procedures in place to meet these obligations. This is the perspective necessary to understand the role of the Bank's auditor and ccmpliance officer.

The internal auditor, reporting directly to the Audit/Compliance Committee of the Bank's Board of Directors and independent of management , evaluates the adherence to banking laws and regulations, as well as internal policies and procedures. The auditor reports those findings and makes recommendations for improvements to the board and management.

The compliance officer must insure the Bank's ongoing compliance with all applicable laws and regulations to avoid any mandated actions from regulatory agencies by establishing ongoing monitoring procedures in all bank locations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion represents management's analysis of the financial condition and results of operations of First Community Financial Corporation (the Corporation) and should be read in conjunction with the accompanying financial statements and other financial data included elsewhere in this report.

Forward-Looking Statements

Except for historical information, this report may be deemed to contain "forward-looking" statements regarding the Corporation. Examples of forward-looking statements include, but are not limited to, (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure and other financial terms, (b) statements of plans and objectives of management or the board of directors, and (c) statements of assumptions, such as economic conditions in the Corporation's market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "intends," "will," "should," "anticipates," or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy.

No assurance can be given that the future results covered by forward-looking statements will be achieved. Such statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could impact the Corporation's operating results include, but are not limited to, (i) the effects of changing economic conditions in the Corporation's market areas and nationally, (ii) credit risks of commercial, real estate, consumer and other lending activities, (iii) significant changes in interest rates, (iv) changes in federal and state banking laws and regulations which could impact the Corporation's operations, (v) funding costs and (vi) other external developments which could materially affect the Corporation's business and operations.

Critical Accounting Policies

The consolidated financial statements include the Corporation and its wholly-owned subsidiary, The First National Bank of Mifflintown (the Bank). All significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the Corporation to make estimates and assumptions (see footnote 1 to the financial statements). The Corporation believes that of its significant accounting policies, the allowance for loan losses may involve a higher degree of judgement and complexity.

The allowance for loan losses is established through a charge to the provision for loan losses. In determining the balance in the allowance for loan losses, consideration is given to a variety of factors in establishing this estimate. In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' perceived financial and managerial strengths, the adequacy of the underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors. The use of different estimates for assumptions could produce different provisions for loan losses. Additional information is provided in the "Provision for Loan Losses" and "Allowance for Loan Losses" sections.

OVERVIEW

In 2002, the Corporation recorded net income of $1,784,000, an increase of $483,000 or 37.1%, from net income of $1,301,000 in 2001. Increases in net interest income and other income drove the increase in net income. These increases were partially offset by an increase in other expenses. Net interest income increased $1,243,000 in 2002 compared to 2001. While increased volume in loans and securities was a significant contributor to increased interest income, the overall decline in interest rates contributed a major portion of the increase in net interest income. Basic earnings per share were $2.55 in 2002 compared to $1.86 in 2001.

Return on average assets was 0.93% for 2002 compared with 0.78% in 2001. Return on average equity for 2002 was 12.90% compared to 10.36% in 2001.

During 2002, average interest-earning assets increased by 14.3% or $21,931,000, to $175,585,000. Average interest-bearing liabilities increased $21,085,000 or 15.0%, to $161,408,000 for the year. The growth in earning assets and decline in interest expense were the primary contributors to the increase in net interest income. These increases were partially offset by the decrease in rates received on earning assets. Together, these netted an increase of $1,294,000 or 24.7% in fully tax-equivalent net interest income. The net interest margin increased by 0.31% to 3.72% in 2002.

Other income increased $82,000 or 7.2% in 2002 compared to 2001, which was primarily attributable to commissions on debit cards, ATM fees, earnings on the investment in insurance, fees from fiduciary activities and increased service charges on deposit accounts and insufficient fund fees collected.

Other expenses during 2002 increased $623,000 or 14.3% over 2001. The 2002 increase was largely a result of increases in employee compensation and benefits, net occupancy and equipment expense and professional and regulatory fees.

RESULTS OF OPERATIONS

NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income is the difference between interest income earned on investments and loans, and interest expense incurred on deposits and other liabilities. For analysis purposes, net interest income is evaluated on a fully tax equivalent (FTE) basis. The FTE basis is calculated by grossing up the yield on tax-exempt securities and loans by the Federal tax rate of 34%, in order that the yield on tax-exempt assets may be comparable to interest earned on taxable assets. The factors that affect net interest income include changes in interest rates and changes in average balances of interest-earning assets and interest-bearing liabilities. Net interest income on an FTE basis increased to $6,538,000 in 2002 from $5,244,000 in 2001 and $4,891,000 in 2000.

The following table includes average balances, rates and interest income and expense adjusted to an FTE basis, the interest rate spread and the net interest margin:

Average Balances, Rates and Interest Income and Expense
(Dollars in Thousands)

	2002			2001			2000		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
INTEREST EARNING ASSETS									
Securities:									
Taxable	$ 32,110	$ 1,653	5.15 %	$ 27,209	$ 1,699	6.24 %	$ 24,582	$ 1,593	6.48 %
Tax-exempt	14,513	1,026	7.07 %	13,118	918	7.00 %	8,952	596	6.66 %
Total Securities	46,623	2,679	5.75 %	40,327	2,617	6.49 %	33,534	2,189	6.53 %
Other	6,933	139	2.01 %	6,349	276	4.35 %	2,360	130	5.51 %
Loans:									
Taxable	119,749	9,343	7.80 %	105,668	8,939	8.46 %	97,436	8,440	8.66 %
Tax-exempt	2,280	142	6.23 %	1,310	101	7.75 %	1,327	91	6.88 %
Total Loans	122,029	9,485	7.77 %	106,978	9,040	8.45 %	98,763	8,531	8.64 %
Total Interest Earning Assets	175,585	12,303	7.01 %	153,654	11,933	7.77 %	134,657	10,850	8.06 %
Non-interest earnings assets	15,930			14,030			13,687		
Total Assets	$191,515			$167,684			$148,344		
LIABILITIES AND SHAREHOLDERS' EQUITY									
INTEREST BEARING LIABILITIES									
Demand deposits, interest bearing	$ 16,696	$ 199	1.19 %	$ 14,724	$ 212	1.44 %	$ 13,500	$ 196	1.45 %
Savings deposits	17,374	311	1.79 %	14,137	334	2.36 %	13,802	334	2.42 %
Time deposits	116,147	4,731	4.07 %	100,776	5,558	5.52 %	86,060	4,735	5.50 %
Total Interest Bearing Deposits	150,217	5,241	3.49 %	129,637	6,104	4.71 %	113,362	5,265	4.64 %
Short-term borrowings	3,103	44	1.42 %	2,576	107	4.17 %	4,104	287	6.99 %
Long-term borrowings	8,088	480	5.93 %	8,110	478	5.89 %	6,526	407	6.24 %
Total Interest Bearing Liabilities	161,408	5,765	3.57 %	140,323	6,689	4.77 %	123,992	5,959	4.81 %
Demand deposits, non-interest bearing	14,969			13,265			12,580		
Other liabilities	1,309			1,532			536		
Shareholders' equity	13,829			12,564			11,236		
Total Liabilities and Shareholders' Equity	$191,515			$167,684			$148,344		
NET INTEREST INCOME		$6,538			$5,244			$4,891	
INTEREST RATE SPREAD			3.44 %			3.00 %			3.25 %
NET INTEREST MARGIN			3.72 %			3.41 %			3.63 %

Yields on tax-exempt assets have been computed on a fully tax equivalent basis assuming a tax rate of 34%.
For yield calculation purposes, non-accruing loans are included in average loan balances.
Interest income on loans includes amortized fees and costs on loans totaling $198,000 in 2002, $187,000 in 2001 and $123,000 in 2000.

The following table shows changes in net interest income attributed to changes in rates and changes in average balances of interest-earning assets and interest-bearing liabilities:

Rate/Volume Analysis
(In Thousands)

	2002 versus 2001			2001 versus 2000		
	Rate	Change Due to Volume	Total	Rate	Change Due to Volume	Total
INTEREST EARNING ASSETS						
Securities:						
Taxable	$(298)	$252	$(46)	$(62)	$168	$106
Tax-exempt	9	99	108	31	291	322
Total Securities	(289)	351	62	(31)	459	428
Other	(149)	12	(137)	(27)	173	146
Total loans	(714)	1,159	445	(186)	695	509
Total	(1,152)	1,522	370	(244)	1,327	1,083
INTEREST BEARING LIABILITIES						
Demand deposits, interest bearing	(37)	24	(13)	(2)	18	16
Savings deposits	(81)	58	(23)	(8)	8	-
Time deposits	(1,453)	626	(827)	11	812	823
Short-term borrowings	(70)	7	(63)	(116)	(64)	(180)
Long-term borrowings	3	(1)	2	(22)	93	71
Total	(1,638)	714	(924)	(137)	867	730
Net Interest Income	$ 486	$808	$1,294	$(107)	$460	$353

Interest income is presented on a fully tax equivalent basis, assuming a tax rate of 34%.
The net change attributable to the combination of rate and volume has been allocated to the change due to volume.

2002 VERSUS 2001

During 2002, tax equivalent interest income increased by $370,000 compared to 2001, due to growth in asset volume contributing $1,522,000 in interest income, partially offset with a reduction of $1,152,000 resulting from the decline in rates. The primary components of this increase were the growth in average loans of $15,051,000 positively impacting interest income by $1,159,000; however, a decline of 0.68% in the yield on loans lowered interest income by $714,000. The growth in loans was related to an aggressive marketing campaign as well as the general economic conditions during the year. Total average securities grew by $6,296,000 but the corresponding yield decreased 0.74%. The growth in securities increased interest income by $351,000 but the decline in rates reduced the return by $289,000.

Total average interest-bearing liabilities grew by $21,085,000 between 2001 and 2002, increasing interest expense by $714,000 for 2002, which was more than offset by a lower average rate paid on total interest-bearing liabilities of 1.20%, which decreased interest expense by $1,638,000. The rates paid on deposits during 2002 declined sharply due to the full-year effect of the Federal Reserve's 475 basis point decrease in market rates during 2001 and an additional 25 basis point decrease in the fourth quarter of 2002.

The net interest margin is the ratio of net interest income to interest-earning assets, reflecting a net yield on earning assets. The Corporation's net interest margin, on a tax equivalent basis, for the years 2002 and 2001 was 3.72% and 3.41%, respectively. The 0.31% increase in the net interest margin during 2002, compared to 2001, resulted primarily from lower rates on deposits more than offsetting the effect of growth in deposits and from growth in interest earning assets outpacing the decline in yield during the year.

2001 VERSUS 2000

During 2001, the Federal Reserve Bank reduced the discount rate by 475 basis points which resulted in an overall decline in net interest income due to rate changes totaling $107,000. The reduction in rates on interest-earning assets resulted in a decline of interest income of $244,000. The decreased income was partially offset with a reduction in interest expense on interest-bearing liabilities totaling $137,000.

Tax equivalent interest income increased by $1,083,000 between 2001 and 2000, due to growth in asset volume contributing $1,327,000 in interest income, partially offset with the reduction resulting from the decline in rates. The primary components of this increase were the growth in average loans of $8,215,000 positively impacting interest income by $695,000; however, a decline of 0.19% in the yield on loans lowered interest income by $186,000. The growth in loans was related to an aggressive marketing campaign as well as the general economic conditions during the year. Total average securities grew by $6,793,000 but the corresponding yield decreased 0.04%. The growth in securities increased interest income by $459,000, but the decline in rates reduced the return by $31,000.

Total average interest-bearing liabilities grew by $16,331,000 between 2000 and 2001, increasing interest expense by $867,000 for 2001, which was partially offset by a lower annualized rate on total interest-bearing liabilities by 0.04%, which decreased interest expense by $137,000. Deposit balances grew, as a result of depositors looking for a "safe haven" from the stock market, with growth contributing $838,000 in interest expense. The rates paid on deposits in 2001 remained fairly stable, contributing only $1,000 to the overall increase in interest expense. In 2001, the Corporation borrowed some additional long-term money from the Federal Home Loan Bank. Long-term borrowings averaged $8,110,000 for the year, an increase of $1,584,000 over 2000. The increase in long-term borrowings was offset by a decline in short-term borrowings of $1,528,000 on average. Declines in rates on borrowings contributed $138,000 to the increase in net interest income.

The Corporation's net interest margin, on a tax equivalent basis, for the years 2001 and 2000 was 3.41% and 3.63%, respectively. The compression in the net interest margin in 2001, compared to 2000, resulted from the overall decline in rates during the year and continued competition in product pricing. The decrease in yields on interest-earning assets by 0.29% was not matched by an identical decrease in rates on interest-bearing liabilities, which declined 0.04%. On average, the Corporation had 70.5% of its deposits in time deposits during 2001, and these time deposits were not able to absorb the 475 basis point decrease in market rates. This compression on the margin is reflected in the spread declining from 3.25% in 2000 to 3.00% in 2001. The monetary impact can also be seen in the rate change analysis: interest income decrease attributed to rate, was $244,000 compared to a decrease in interest expense of $137,000.

PROVISION FOR LOAN LOSSES

The provision for loan losses and allowance for loan losses are based on management's ongoing assessment of the Corporation's credit exposure and consideration of other relevant factors. The allowance for loan losses is a valuation reserve, which is available to absorb future loan charge-offs. The provision for loan losses is the amount charged to earnings on an annual basis.

The Corporation recorded a $120,000 provision for loan losses in 2002 as compared to a provision of $78,000 in 2001. The increase was primarily due to growth of $10,942,000 or 9.4% in loans during 2002. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on the factors discussed under the "Allowance for Loan Losses" section.

OTHER INCOME

Other income of $1,225,000 during 2002 represented an increase of $82,000 or 7.2% over 2001. Service charges on deposit accounts continued to grow in 2002 with income of $473,000 compared to $434,000 a year ago, an increase of $39,000 or 9.0%. The increase is consistent with the growth in deposits during the year and also reflects an increase in fees collected on checks presented against non-sufficient funds.

The Corporation's Trust Department continues to grow in size to current year-end fair value of assets under management totaling $46,086,000 compared to $38,549,000 in 2001. Income generated by the Trust Department increased during 2002 to $208,000 from $174,000.

Earnings on the investment in life insurance increased $47,000 or 25.7%, to $230,000 during 2002, partially due to a full year of income on purchases of $560,000 of additional insurance for new directors during 2001. The Corporation is the owner of single premium life insurance policies on participants in the non-qualified retirement plans that are maintained for selected employees and directors. At December 31, 2002 and 2001, the cash value of these policies was $4,035,000 and $3,834,000, respectively.

ATM card fees increased $51,000 or 44.3% over 2001. The increase is a result of the increase in deposits as well as increased usage of ATM cards.

Realized gains on sales of securities totaled $-0- during 2002 compared to $77,000 in 2001.

OTHER EXPENSES

Non-interest expenses increased $623,000 or 14.3%, in 2002 to $4,988,000 from $4,365,000 in 2001. The 2002 increase was largely a result of increases in employee compensation and benefits, net occupancy and equipment expense and professional and regulatory fees.

Employee compensation and employee benefits increased $287,000 or 12.9%, in 2002 totaling $2,515,000 up from $2,228,000 in 2001. The increase was primarily related to general merit increases and the opening and staffing of the new Shermans Dale branch. The number of full-time equivalent employees increased from 68 at December 31, 2001 to 72 at December 31, 2002.

Net occupancy and equipment expenses increased from $806,000 in 2001 to $888,000 in 2002, primarily as a result of increases in maintenance costs, real estate taxes, insurance and the cost of opening the branch in Shermans Dale.

Professional and regulatory fees increased $52,000 or 26.0% primarily as a result of expenses relating to the Corporation filing with the Securities and Exchange Commission to become a public Company early in 2002.

Director and advisory boards compensation increased $33,000 or 15.9%, to $240,000 primarily as a result of fee increases as well as a full year of expenses relating to the increase in the number of directors during 2001.

ATM expenses increased $42,000 or 34.1% as a result of replacing existing machines with new ATMs and the addition of an ATM machine at the Shermans Dale office.

INCOME TAXES

Income tax expense was $474,000 for 2002 compared to $297,000 for 2001. Income tax expense as a percentage of income before income taxes was 21.0% for 2002 and 18.6% for 2001. The decrease in 2002 and 2001 in the Corporation's effective tax rate from the statutory rate of 34% is a result of a lower percentage of income being derived from tax-exempt investments and loans and tax-exempt income earned on life insurance investments.

Refer to footnote 9 to the financial statements for further analysis of income taxes.

FINANCIAL CONDITION

SECURITIES

The securities portfolio is a component of interest-earning assets and is second in size only to the Corporation's loan portfolio. Investment securities not only provide interest income, they provide a source of liquidity, diversify the earning asset portfolio and provide collateral for public funds and securities sold under agreements to repurchase.

The Corporation's securities are classified as either held to maturity or available for sale. Securities in the held to maturity category are accounted for at amortized cost. Available for sale securities are accounted for at fair value with unrealized gains and losses, net of taxes, reported as a separate component of comprehensive income. There have been no transfers of securities from available for sale to held to maturity, nor were there any held to maturity securities sold in 2002.

The Corporation generally intends to hold its investment portfolio until maturity; however, about 72.1% or $39,979,000, of total securities at December 31, 2002 were classified as available for sale. Net unrealized gains at year-end 2002 of $1,176,000 represented an increase of $377,000 since year-end 2001, which is reflected as accumulated other comprehensive income of $741,000 in shareholders' equity, net of deferred income taxes. The accumulated other comprehensive income net of taxes at December 31, 2001 totaled $492,000.

Held to maturity securities totaled $15,443,000 at December 31, 2002 compared to $16,350,000 a year ago. These securities had a fair value of slightly more than amortized cost at year-end 2002. A significant portion of this portfolio is comprised of state and municipal securities that provide tax-exempt interest income to the Corporation.

The following tables set forth the composition of the securities portfolio and the securities maturity schedule, including weighted average yield, as of the dates indicated:

Investment Securities
(In Thousands)

	2002	2001	2000
AVAILABLE FOR SALE SECURITIES AT FAIR VALUE			
U.S. Treasury	$ -	$ 1,013	$1,614
U.S. Agencies	3,308	2,461	9,814
Mortgage-backed securities	35,807	26,445	7,231
Stock in other banks	864	873	702
	39,979	30,792	19,361
HELD TO MATURITY SECURITIES AT AMORTIZED COST			
U.S. Treasury	-	400	2,799
U.S. Agencies	-	-	514
State and municipal	14,529	14,386	9,224
Mortgage-backed securities	914	1,564	2,150
	15,443	16,350	14,687
	$55,422	$47,142	$34,048

Securities Maturity Schedule
(Dollars in Thousands)

	1 Year or Less		Over 1-5 Years		Over 5-10 Years		Over 10 Years or no Maturity		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Agencies	$ 203	6.05 %	$3,105	4.53 %	$ -	- %	$ -	- %	$ 3,308	4.63 %
State and municipal	880	6.61	2,898	6.72	1,379	6.56	9,372	6.41	14,529	6.57
Mortgage-backed securities	-	-	-	-	-	-	36,721	4.68	36,721	4.68
Equity securities	-	-	-	-	-	-	864	-	864	-
	$1,083	6.56 %	$6,003	5.91 %	$1,379	6.56 %	$46,957	4.99 %	$55,422	5.18 %

Held to maturity securities are accounted for at amortized cost and available for sale securities are accounted for at fair value.
Weighted average yields are calculated on a fully tax equivalent basis assuming a tax rate of 34%.

At year-end 2002, securities totaled $55,422,000, including $1,176,000 in net unrealized gains on available for sale securities. Comparatively, securities totaled $47,142,000 at year-end 2001, including $799,000 in net unrealized gains. At year-end 2002, 66.3% of the portfolio was held in mortgage-backed securities and 26.2% was held in state and municipal securities. There is no issuer of securities in which the aggregate book or fair value of that issuer, other than the securities of the U.S. Treasury and Agencies, exceeds 10% of shareholders' equity.

LOANS

Loans at December 31 were as follows:

	2002	2001	2000	1999	1998
			(In Thousands)		
Commercial, financial and agricultural	**$ 13,023**	$ 10,891	$ 10,718	$10,270	$ 9,027
Real estate:					
Commercial	**20,624**	19,529	15,621	13,864	13,629
Construction	**50**	105	-	-	228
Residential	**88,448**	80,262	68,931	63,545	54,113
Installment	**4,906**	5,322	5,953	8,346	7,809
Total	**127,051**	116,109	101,223	96,025	84,806
Allowance for loan losses	**(1,111)**	(1,038)	(966)	(863)	(771)
Deferred loan fees and costs, net	**(314)**	(274)	(247)	(256)	(267)
Loans	**$125,626**	$114,797	$100,010	$94,906	$83,768

The loan portfolio comprises the major portion of the Corporation's earning assets as of December 31, 2002. Net loans at year-end 2002 were $125,626,000, an increase of $10,829,000 or 9.4%, from year-end 2001. The increase in loans outstanding was primarily in residential real estate which grew by $8,186,000 or 10.2%.

The following table sets forth information on the contractual maturities for commercial and construction loans as of the dates indicated:

Loan Maturities - Commercial and Construction Loans
(In Thousands)

	Less than 1 Year	1-5 Years	Over 5 Years	Total
Commercial, financial and agricultural	$3,945	$ 7,587	$ 1,491	$13,023
Real estate:				
Commercial	834	1,338	18,452	20,624
Construction	50	-	-	50
Total	$4,829	$8,925	$19,943	$33,697
Loans with a fixed interest rate	$ 452	$6,109	$ 6,950	$13,511
Loans with a variable interest rate	4,377	2,816	12,993	20,186
Total	$4,829	$8,925	$19,943	$33,697

The Corporation has a significant concentration of residential and commercial mortgage loans collateralized by properties located in Juniata and Perry Counties of Pennsylvania and the surrounding area.

NON-PERFORMING ASSETS

Non-performing assets include loans on a non-accrual basis, loans past due more than ninety days and still accruing, troubled debt restructurings and foreclosed real estate. These groups of assets represent the asset categories posing the greatest risk of loss to the Corporation. Non-accruing loans are loans no longer accruing interest due to apparent financial difficulties of the borrower. The Corporation generally discontinues accrual of interest when principal or interest becomes doubtful based on prevailing economic conditions and collection efforts. Loans are returned to accrual status only when all factors indicating doubtful collectibility cease to exist. Troubled debt restructurings result when an economic concession has been made to a borrower taking the form of a reduction or deferral of interest and/or principal. As of December 31, 2002 and 2001, the Corporation had no troubled debt restructurings. Potential problem loans include impaired loans that are not on non-accrual basis or past due more than 90 days and still accruing. Foreclosed real estate is acquired through foreclosure or in lieu of foreclosure and is recorded at fair value at the date of foreclosure establishing a new cost basis. Gains on the sale of foreclosed real estate are included in other income, while losses and writedowns resulting from periodic revaluations are included in other expenses.

The following table sets forth the Corporation's non-performing assets as of the dates indicated:

Non-Performing Assets
(Dollars in Thousands)

	2002	2001	2000	1999	1998
Non-accrual loans	$ 200	$747	$ 53	$353	$616
Accruing loans 90 days past due	-	-	133	28	298
Total Non-Performing Loans	200	747	186	381	914
Foreclosed real estate	207	60	4	-	-
Total Non-Performing Assets	$ 407	$807	$190	$381	$914
Potential problem loans	$1,800	$ -	$ -	$ -	$ -
Ratios:					
Non-performing loans to total loans	0.16 %	0.64 %	0.18 %	0.40 %	1.08 %
Non-performing assets to total loans and foreclosed real estate	0.32 %	0.69 %	0.19 %	0.40 %	1.08 %
Allowance for loan losses to non-performing loans	555.55 %	139.04 %	521.55 %	226.51 %	84.35 %
Non-accrual loans:					
Interest income that would have been recorded under original terms	65	83	6	46	20
Interest income recorded during the year	61	56	4	8	4

There were no troubled debt restructurings for 2002 and 2001.

Total non-performing assets at year-end 2002 were $407,000, a decrease of $400,000 since the beginning of the year.

The Corporation held $207,000 and $60,000 in foreclosed real estate at year-end 2002 and 2001, respectively. The property held at December 31, 2002 was a commercial property. The Corporation believes it will sell the property for at least as much as the balance of $207,000.

ALLOWANCE FOR LOAN LOSSES

The Bank has established a systematic methodology for the determination of the allowance for loan losses. The methodology is set forth in a formal policy and takes into consideration the need for an overall general valuation as well as specific allowances that are tied to individual loans.

In originating loans, the Bank recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral for the loan.

The general valuation allowance is maintained to cover losses inherent in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions, as such factors may be applicable. Specific valuation allowances are established to absorb losses on loans for which full collectibility cannot be reasonably assured.

The Bank's evaluation of the adequacy of the allowance for loan losses includes a review of all loans on at least a quarterly basis. For residential mortgage loans and consumer loans, the primary factors used to determine the adequacy of the allowance are delinquency, collateral value, general economic conditions and, where applicable, individual borrower information that is known to the Bank. For commercial loans and commercial real estate loans, the review includes financial performance of the borrower, payment history, collateral value, general economic conditions and more specific economic conditions affecting specific industries or business activities of the borrowers within the portfolio agreements.

The amount of the general portion of the allowance for loan losses is determined by applying loss factors to the outstanding loans in the portfolio. The amount of the factor applied to the loans is dependent upon the type of loan and management's assessment of the relative risk associated with that loan type. The factors may change from time to time if conditions or events warrant such change.

Management maintains an allowance for loan losses that it considers adequate based on the evaluation process that it performs on a quarterly basis. As part of this process, management considers it appropriate to maintain a portion of the allowance that is based on credit quality trends, loan volume, current economic trends and other uncertainties. This portion of the allowance for loan losses is reflected as the unallocated portion on the table below that indicates the distribution of the allowance.

The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following tables set forth information on the analysis of the allowance for loan losses and the allocation of the allowance for loan losses as of the dates indicated:

Analysis of Allowance for Loan Losses
(Dollars in Thousands)

	Years Ended December 31,				
	2002	**2001**	**2000**	**1999**	**1998**
Beginning balance	**$1,038**	$ 966	$863	$771	$700
Provision for loan losses	**120**	78	114	102	82
Loans charged off:					
Commercial, financial and agricultural	**77**	-	-	5	1
Real estate:					
Construction	-	-	-	-	-
Mortgage	-	-	-	-	-
Installment	**1**	18	15	13	12
Total Charged-off	**78**	18	15	18	13
Recoveries:					
Commercial, financial and agricultural	-	6	-	-	-
Real estate:					-
Construction	-	-	-	-	-
Mortgage	**29**	-	-	-	-
Installment	**2**	6	4	8	2
Total Recoveries	**31**	12	4	8	2
Net charge-offs	**47**	6	11	10	11
Ending balance	**$1,111**	$1,038	$966	$863	$771
Ratios:					
Net charge-offs to average loans	**0.04 %**	0.01 %	0.01 %	0.01 %	0.02 %
Allowance for loan losses to total loans	**0.88 %**	0.89 %	0.95 %	0.90 %	0.91 %

Allocation of the Allowance for Loan Losses
(Dollars in Thousands)

	2002		2001		2000		1999		1998	
	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans
Commercial, financial and agricultural	$ 209	10.25 %	$172	9.38 %	$139	10.59 %	$207	10.70 %	$140	10.64 %
Real estate:										
Construction	-	0.04	-	0.09	-	-	-	-	-	0.27
Mortgage	675	85.85	432	85.95	274	83.53	231	80.61	271	79.88
Installment	25	3.86	18	4.58	45	5.88	122	8.69	73	9.21
Unallocated	202	N/A	416	N/A	508	N/A	303	N/A	287	N/A
Total	$1,111	100.00 %	$1,038	100.00 %	$966	100.00 %	$863	100.00 %	$771	100.00 %

At December 31, 2002, the allowance for loan losses to total loans was 0.88% compared to 0.89% at year-end 2001. See the "Provision for Loan Losses" for information on the additions to the allowance. Net charge-offs, which also affect the allowance, totaled $47,000 in 2002, $6,000 in 2001, $11,000 in 2000, $10,000 in 1999 and $11,000 in 1998. The percent of net charge-offs to average loans was 0.04% in 2002, 0.01% in 2001, 2000 and 1999 and 0.02% in 1998.

At the end of 1998, a conscious effort was made to identify problem loans, which to that point had been increasing. By December 31, 1999, classified and criticized loans were at a historic high and extra effort was placed on credit quality. Monthly provisions to the allowance for loan losses continued as loan growth during the year was strong.

During 2000, efforts toward credit quality were rewarded as several material criticized credits were paid off or exited, resulting in a lower allocation to specific credits. Continued provisioning of the allowance and a reduction in criticized loans resulted in a temporary increase in unallocated reserves.

During 2002 and 2001, provisions to the allowance for loan losses continued as loan demand increased.

Management believes the allowance for loan losses at December 31, 2002 and 2001 is adequate to absorb losses inherent in the loan portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary, and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while the Bank believes it has established its existing allowance for loan losses in accordance with accounting principles generally accepted in the United States of America, there can be no assurance that the Office of the Comptroller of the Currency or the Board of Governors of the Federal Reserve System, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that material increases will not be necessary should the quality of loans deteriorate as a result of factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Bank's financial condition and results of operations.

DEPOSITS

Management believes that the development and retention of deposits is the basis of sound growth and profitability. These deposits provide the primary source of funding for loans and investments. The Corporation's continued expansion and business development within its market area fueled the growth in deposits. As of December 31, 2002, deposits totaled $174,126,000 up $20,104,000 or 13.1%, from year-end 2001. Time deposits contributed most of the growth with a $13,223,000 or 12.3% increase. Savings deposits and demand deposits followed with growth of $3,582,000 and $3,299,000, respectively. The growth in time deposits was related to investors looking for a "safe haven" from the stock market. The Bank has a time deposit, which can be repriced, subject to certain restrictions, without a penalty. Some investors are using this account instead of a money market account.

BORROWINGS

Short-term borrowings at December 31, 2002 included overnight borrowings of $-0-, securities sold under agreements to repurchase of $3,512,000 and a treasury tax and loan note for $98,000. At December 31, 2001, the Corporation had overnight borrowings of $1,800,000, securities sold under agreements to repurchase of $4,264,000, and a treasury tax and loan note for $18,000. Additional information on short-term borrowings is located in footnote 7 to the consolidated financial statements.

Long-term borrowings decreased $200,000 during 2002 as a $200,000 borrowing at 7.87% matured in June of 2002.

INTEREST RATE SENSITIVITY

The operations of the Corporation do not subject it to foreign currency risk or commodity price risk. The Corporation does not utilize interest rate swaps, caps or hedging transactions. In addition, the Corporation has no market risk sensitive instruments entered into for trading purposes. However, the Corporation is subject to interest rate risk and employs several different methods to manage and monitor the risk.

Rate sensitive assets and rate sensitive liabilities are those whose rates or yields are subject to change within a defined time period, due to maturity or a floating market rate. The risk to the Corporation results from interest rate fluctuations to the extent that there is a difference between the amount of the Corporation's rate sensitive assets and the amount of interest sensitive liabilities within specified periods. The Corporation monitors its rate sensitivity in order to reduce its vulnerability to interest rate fluctuations while maintaining adequate capital and acceptable levels of liquidity. The Corporation's asset and liability policy, along with monthly financial reports and monthly financial simulations, supplies management with guidelines to evaluate and manage the Corporation's rate sensitivity.

Financial simulation presents a picture of the effect interest rate changes have on net interest income. Assumptions and estimates are used in the preparation of the simulation and actual values may differ from those presented. In addition, these simulations do not portray other actions management might take to changes in market rates. The following is an analysis of possible changes in the Corporation's net interest income, for a +/- 200 basis point rate shock over a one year period compared to a flat or unchanged rate scenario.

	2002	2001
Change in interest rates	Percent Change in Net Interest Income	Percent Change in Net Interest Income
+200 basis points	0.26 %	0.94 %
Flat rate	- %	- %
-200 basis points	(0.13) %	(0.64) %

The percent change is expressed as the change in net interest income as a percent of the base year's net interest income. The net interest income at risk position is within the guidelines set by the Corporation's asset/liability policy. An increase of 200 basis points could result in a 0.26% (or $16,000) increase in net interest income, whereas, a 200 basis point decrease could result in a 0.13% (or $8,000) decline in net interest income.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity represents the Corporation's ability to efficiently manage cash flows to support customers' loan demand, withdrawals by depositors, the payment of operating expenses, as well as the ability to take advantage of business and investment opportunities as they arise. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth.

The primary sources of liquidity are the Corporation's deposit base and a strong capital position. The stability of the deposits is reflected in a comparison of year-end balances to yearly averages. Deposits at year-end 2002 totaled $174,126,000 and averaged $165,186,000 for the year, this is consistent with the increase in deposits for the year. Likewise, year-end 2001 deposits totaled $154,022,000 and averaged $142,902,000 for the year.

Other sources of liquidity are available from investment securities maturing in one year or less, which totaled $1,083,000 at year-end 2002 and from investments in mortgage-backed securities, which supply income and principal cash flow streams on an ongoing basis. Mortgage-backed securities represented 66.8% of the total amortized cost of securities as of December 31, 2002. These sources provide the Corporation with adequate resources to meet its short-term liquidity requirements. Longer term liquidity needs might be met by selling securities available for sale, which had a fair value of $39,979,000 at December 31, 2002, selling loans or raising additional capital. In addition, the Corporation has established federal funds lines of credit at the Federal Home Loan Bank of Pittsburgh and the Atlantic Central Bankers Bank, which are reliable sources for short and long-term funds. The maximum borrowing capacity through the Federal Home Loan Bank approximated $102,493,000 at December 31, 2002, of which $94,493,000 or 92.2% was available.

The Corporation's loan to deposit ratio, for 2002, was maintained at an average of 73.9% and ended the year at 72.8% compared to an average of 74.9% in 2001, ending the year at 75.2%.

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Commitments to extend credit, at December 31, 2002 totaled $11,326,000 and standby letters of credit totaled $273,000. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued by the Corporation to guarantee performance of a customer to a third party. These guarantees are generally issued to support public and private borrowing arrangements and similar transactions. The Corporation has no investment in or financial relationship with any unconsolidated entities.

The Corporation is not aware of any known trends or any known demands, commitments, events or uncertainties, which would result in the liquidity increasing or decreasing in a material way.

The greater the capital resources, the more likely the Corporation will be able to meet its cash obligations and unforeseen expenses. The Corporation's strong capital position is related to growth in earnings. The dividend payout ratio was 22.4% in 2002, compared to 27.4% in 2001. Shareholders' equity at the end of 2002 totaled $14,693,000, an increase of $1,634,000 or 12.5% over year-end 2001. The increase was a result of net income supplemented with a $249,000 unrealized gain on securities available for sale, net of taxes, and reduced by the dividend payout of $399,000. Likewise, shareholders' equity at the end of 2001 totaled $13,059,000, an increase of $1,129,000 or 9.5% over year-end 2000. The increase was a result of net income supplemented with a $185,000 unrealized gain on securities available for sale, net of taxes, reduced by the dividend payout of $357,000.

The table in footnote 11 to the financial statements sets forth the Corporation's capital ratios as of December 31, 2002 and 2001.

The Bank had a leverage ratio of 6.65%, a Tier 1 capital to risk-based assets of 12.53%, and a Total capital to risk-based assets of 13.57% at year-end 2002. These ratios show that the Bank exceeds the federal regulatory minimum requirements for a "well capitalized bank." The Corporation's ratios do not differ significantly from the Bank's ratios. The Bank and the Corporation were also considered to be "well capitalized" as of December 31, 2001. The minimum regulatory requirements of a "well capitalized bank" for the leverage ratio, Tier 1 and total risk-based capital ratios are 5.00%, 6.00% and 10.00%, respectively.

The Corporation is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities that, if implemented, would have a material effect on the Corporation's capital, liquidity or its operations.

INFLATION

The impact of inflation upon banks differs from the impact upon non-banks. The majority of assets and liabilities of a bank are monetary in nature and, therefore, change with movements in interest rates. The exact impact of inflation on the Corporation is difficult to measure. Inflation may cause operating expenses to increase at a rate not matched by increased earnings. Inflation may also affect the borrowing needs of consumers, thereby affecting growth of the Corporation's assets. Inflation may also affect the general level of interest rates, which could have an effect on the Corporation's profitability. However, as discussed previously, the Corporation strives to manage its interest sensitive assets and liabilities offsetting the effects of inflation.

Summary of Selected Financial Data
(Dollars in Thousands, Except Per Share Data)

	2002	2001	2000	1999	1998
Income Statement Data					
Net interest income	**$6,141**	$4,898	$4,657	$4,658	$4,228
Provision for loan losses	**120**	78	114	102	82
Gains on securities sales	-	77	-	1	56
Other income	**1,225**	1,066	1,005	836	638
Other expenses	**4,988**	4,365	4,276	3,925	3,410
Income before Taxes	**2,258**	1,598	1,272	1,468	1,430
Income tax expense	**474**	297	251	351	382
Net Income	**$1,784**	$1,301	$1,021	$1,117	$1,048
Balance Sheet Data (Period End)					
Total assets	**$201,770**	$182,492	$154,938	$147,220	$129,279
Loans, net	**125,626**	114,797	100,010	94,906	83,768
Investments:					
Held to maturity	**15,443**	16,350	14,687	16,111	15,050
Available for sale	**39,979**	30,792	19,361	18,882	12,276
Deposits	**174,126**	154,022	131,694	121,055	112,034
Short-term borrowings	**3,610**	6,083	3,252	9,220	2,405
Long-term borrowings	**8,000**	8,200	7,200	5,400	3,600
Shareholders' equity	**14,693**	13,059	11,930	10,809	10,480
Per Share Data					
Basic earnings	**$2.55**	$1.86	$1.48	$1.60	$1.50
Cash dividends declared	**0.57**	0.51	0.47	0.42	0.38
Book value	**20.99**	18.66	17.04	15.44	14.97
Weighted average common shares outstanding	**700**	700	690	700	700
Selected Ratios					
Return on average assets	**0.93** %	0.78 %	0.69 %	0.81 %	0.76 %
Return on average shareholders' equity	**12.90** %	10.36 %	9.09 %	10.51 %	9.85 %
Average equity to average assets	**7.22** %	7.49 %	7.57 %	7.67 %	7.70 %
Allowance for loan losses to total loans at end of period	**0.88** %	0.89 %	0.95 %	0.90 %	0.92 %
Dividend payout ratio	**22.37** %	27.42 %	31.76 %	26.25 %	25.38 %

Beard Miller Company LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
First Community Financial Corporation
Mifflintown, Pennsylvania

We have audited the accompanying consolidated balance sheet of First Community Financial Corporation and subsidiary as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The December 31, 2001 consolidated financial statements were audited by other auditors whose report, dated January 24, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Community Financial Corporation and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 17, 2003

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2002	December 31, 2001
	(In Thousands, Except per Share Data)	
Cash and due from banks	$ 5,888	$ 7,268
Interest-bearing demand deposits	1,638	694
Federal funds sold	176	34
Cash and Cash Equivalents	7,702	7,996
Securities available for sale	39,979	30,792
Securities held to maturity, fair value 2002 $15,831; 2001 $16,316	15,443	16,350
Loans, net of allowance for loan losses 2002 $1,111; 2001 $1,038	125,626	114,797
Premises and equipment	6,417	6,620
Restricted investment in bank stocks	1,016	922
Investment in life insurance	4,035	3,834
Other assets	1,552	1,181
Total Assets	$201,770	$182,492

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Deposits:		
Non-interest bearing	$ 16,429	$ 15,470
Interest-bearing	157,697	138,552
Total Deposits	174,126	154,022
Short-term borrowings	3,610	6,083
Long-term borrowings	8,000	8,200
Other liabilities	1,341	1,128
Total Liabilities	187,077	169,433
SHAREHOLDERS' EQUITY		
Preferred stock, without par value; 10,000,000 shares authorized and unissued	-	-
Common stock, $5 par value; 10,000,000 shares authorized; 700,000 shares issued and outstanding	3,500	3,500
Capital in excess of par value	245	245
Retained earnings	10,207	8,822
Accumulated other comprehensive income	741	492
Total Shareholders' Equity	14,693	13,059
Total Liabilities and Shareholders' Equity	$201,770	$182,492

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,	
	2002	2001
	(In Thousands, Except per Share Data)	
INTEREST INCOME		
Loans, including fees	$ 9,437	$9,006
Securities:		
Taxable	1,653	1,699
Tax exempt	677	606
Other	139	276
Total Interest Income	11,906	11,587
INTEREST EXPENSE		
Deposits	5,241	6,104
Short-term borrowings	44	107
Long-term borrowings	480	478
Total Interest Expense	5,765	6,689
Net Interest Income	6,141	4,898
PROVISION FOR LOAN LOSSES	120	78
Net Interest Income after Provision for Loan Losses	6,021	4,820
OTHER INCOME		
Service charges on deposits	473	434
Fiduciary activities	208	174
Earnings on investment in life insurance	230	183
ATM card fees	166	115
Realized gains on sales of securities	-	77
Other	148	160
Total Other Income	1,225	1,143
OTHER EXPENSES		
Employee compensation and benefits	2,515	2,228
Net occupancy and equipment	888	806
Professional and regulatory	252	200
Director and advisory boards compensation	240	207
ATM expenses	165	123
Supplies and postage	185	184
Other operating	743	617
Total Other Expenses	4,988	4,365
Income before Income Taxes	2,258	1,598
PROVISION FOR INCOME TAXES	474	297
Net Income	$ 1,784	$1,301
EARNINGS PER SHARE		
Basic	$2.55	$1.86

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	(In Thousands, Except per Share Data)				
BALANCE - DECEMBER 31, 2000	$3,500	$245	$7,878	$307	$11,930
Comprehensive income:					
Net income	-	-	1,301	-	1,301
Change in net unrealized gains on securities available for sale, net of reclassification adjustment for realized gains of $77 and deferred income taxes of $107	-	-	-	185	185
Total Comprehensive Income					1,486
Cash dividends, $.51 per share	-	-	(357)	-	(357)
BALANCE - DECEMBER 31, 2001	3,500	245	8,822	492	13,059
Comprehensive income:					
Net income	-	-	**1,784**	-	**1,784**
Change in net unrealized gains on securities available for sale, net of deferred income taxes of $128	-	-	-	**249**	**249**
Total Comprehensive Income					**2,033**
Cash dividends, $.57 per share	-	-	**(399)**	-	**(399)**
BALANCE - DECEMBER 31, 2002	**$3,500**	**$245**	**$10,207**	**$741**	**$14,693**

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2002	2001
	(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,784	$ 1,301
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of premises and equipment	537	463
Amortization of intangible assets	28	28
Amortization of investment securities	252	52
Earnings on investment in life insurance	(230)	(183)
Realized gains on sales of securities	-	(77)
Provision for loan losses	120	78
Deferred income taxes	(66)	(47)
Increase in accrued interest receivable and other assets	(261)	(16)
Increase in accrued interest payable and other liabilities	180	203
Net Cash Provided by Operating Activities	2,344	1,802
CASH FLOWS FROM INVESTING ACTIVITIES		
Securities available for sale:		
Proceeds from maturities and principal repayments	15,032	14,523
Proceeds from sales	55	685
Purchases	(24,121)	(26,279)
Securities held to maturity:		
Proceeds from maturities and principal repayments	2,687	4,894
Purchases	(1,808)	(6,552)
Net increase in loans	(11,156)	(15,097)
Proceeds from sale of student loans	-	235
Purchases of premises and equipment	(334)	(537)
Purchases of life insurance	-	(560)
Proceeds from sale of foreclosed real estate	69	4
Purchases of restricted investment in bank stocks	(94)	(48)
Net Cash Used in Investing Activities	(19,670)	(28,732)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	20,104	22,328
Net increase (decrease) in short-term borrowings	(2,473)	2,831
Proceeds from long-term borrowings	-	2,000
Repayments of long-term borrowings	(200)	(1,000)
Cash dividends paid	(399)	(357)
Net Cash Provided by Financing Activities	17,032	25,802
Net Decrease in Cash and Cash Equivalents	(294)	(1,128)
CASH AND CASH EQUIVALENTS - BEGINNING	7,996	9,124
CASH AND CASH EQUIVALENTS - ENDING	$ 7,702	$ 7,996
SUPPLEMENTARY CASH FLOWS INFORMATION		
Interest paid	$ 5,810	$ 6,720
Income taxes paid	$ 534	$ 294

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

First Community Financial Corporation (the Corporation) and its wholly-owned subsidiary, The First National Bank of Mifflintown (the Bank), provide loan, deposit, trust and other related financial services through ten full service banking offices in Juniata and Perry Counties of Pennsylvania. The Corporation is subject to regulation and supervision by the Federal Reserve Bank and the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

Basis of Presentation

The Corporation's consolidated financial statements include the accounts of the parent corporation and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of income and expenses for the years then ended. Actual results could differ from those estimates. The material estimate that is particularly susceptible to significant change is the determination of the allowance for loan losses.

Assets held by the Trust Department in an agency or fiduciary capacity for its customers are excluded from the financial statements since they do not constitute assets of the Corporation. Assets held by the Trust Department amounted to $46,086,000 and $38,549,000 at December 31, 2002 and 2001, respectively. Income from fiduciary activities is recognized on the accrual method.

Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications had no effect on financial position or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and due from banks, interest bearing demand deposits, federal funds sold and investments with an original maturity of 90 days or less. Federal funds are typically purchased and sold for one day periods.

Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Securities available for sale are those securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell an available for sale security would be based on various factors. These securities are stated at fair value. Unrealized gains (losses) are reported as changes in shareholders' equity, net of the related deferred tax effect. Any realized gains (losses), based on the amortized cost of specific securities sold, are included in current operations. Premiums and discounts are recognized as interest income over the estimated lives of the securities, using the interest method.

Securities held to maturity are those securities that the Corporation has the intent and ability to hold to maturity. These securities are stated at cost adjusted for amortization of premiums and accretion of discounts, which is recognized as interest income over their estimated lives, using the interest method.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Corporation is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 to 120 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for business and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual installment residential loans for impairment disclosures.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Restricted Investment in Bank Stocks

Restricted investment in bank stocks includes Federal Reserve, Atlantic Central Bankers Bank and Federal Home Loan Bank (FHLB) stocks. Federal law requires a member institution of the FHLB to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the lease terms. Maintenance and repairs are expensed when incurred and expenditures for significant improvements are capitalized.

Foreclosed Real Estate

Foreclosed real estate includes assets acquired through foreclosure and loans identified as in-substance foreclosures. A loan is classified as in-substance foreclosure when the Corporation has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place. Foreclosed real estate is valued at its estimated fair market value, net of selling costs, at the time of foreclosure and is included in other assets. Gains and losses resulting from the sale or write-down of foreclosed real estate are recorded in other expenses. Foreclosed real estate amounted to $207,000 and $60,000 at December 31, 2002 and 2001, respectively.

Advertising Costs

The Corporation charges the costs of advertising to expense as incurred. Advertising expense was $68,000 and $51,000 for the years ended December 31, 2002 and 2001, respectively.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

Earnings per Share

The Corporation has a simple capital structure. Basic earnings per share represents net income divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding was 700,000 in 2002 and 2001.

Segment Reporting

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, trust and other operations of the Corporation. As such, discrete financial information is not available and segment reporting would not be meaningful.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Changes in certain assets and liabilities, such as unrealized gains (losses) on securities available for sale, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

The only item of comprehensive income, and accumulated other comprehensive income, that the Corporation presently has is unrealized gains (losses) on securities available for sale.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount on the long-lived asset. This Statement became effective for the Corporation on January 1, 2003 and did not have a material impact on the Corporation's financial condition or results.

In June 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including certain costs incurred in a restructuring)." This Statement delays recognition of these costs until liabilities are incurred and requires fair value measurement. It does not impact the recognition of liabilities incurred in connection with a business combination or the disposal of long-lived assets. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002 and are not expected to have a significant impact on the Corporation's financial condition or results of operations.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions." This Statement provides guidance on accounting for the acquisition of a financial institution, including the acquisition of part of a financial institution. The Statement defines criteria for determining whether the acquired financial institution meets the conditions for a "business combination." If the acquisition meets the conditions of a "business combination," the specialized accounting guidance under Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" will not apply after September 30, 2002 and the amount of the unidentifiable intangible asset will be reclassified to goodwill upon adoption of Statement No. 147. In 1996, the Corporation purchased two branch offices from another bank, which included $351,000 assigned to core deposit intangibles and goodwill which are being amortized over periods of 10 years and 15 years, respectively. The branch acquisitions included branch assets, employees and deposits but did not include the other functions necessary to be a "business combination." As such, the intangibles will continue to be amortized in accordance with Statement No. 72, as amended by Statement No. 147. The balances of these intangibles at December 31, 2002 and 2001 were $163,000 and $191,000, respectively. Amortization expense was $28,000 for each of the years ended December 31, 2002 and 2001.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Off Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

In return for services obtained through correspondent banks, the Corporation is required to maintain non-interest bearing cash balances in those correspondent banks. At December 31, 2002 and 2001, compensating balances approximated $200,000 and $400,000, respectively. During 2002 and 2001, average required balances totaled $466,000 and $470,000, respectively.

NOTE 3 - SECURITIES

Amortized cost and fair value at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
SECURITIES AVAILABLE FOR SALE:				
December 31, 2002:				
U.S. agencies	$ 3,195	$ 113	$ -	$ 3,308
Mortgage-backed securities	35,326	527	46	35,807
Equity securities	282	582	-	864
	$38,803	$1,222	$46	$39,979
December 31, 2001:				
U.S. Treasury	$ 999	$ 14	$ -	$ 1,013
U.S. agencies	2,397	64	-	2,461
Mortgage-backed securities	26,315	208	78	26,445
Equity securities	282	591	-	873
	$29,993	$ 877	$78	$30,792

NOTE 3 - SECURITIES (CONTINUED)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
SECURITIES HELD TO MATURITY:				
December 31, 2002:				
State and municipal	$14,529	$377	$24	$14,882
Mortgage-backed securities	914	35	-	949
	$15,443	$412	$ 24	$15,831
December 31, 2001:				
U.S. Treasury	$ 400	$ 3	$ -	$ 403
State and municipal	14,386	147	201	14,332
Mortgage-backed securities	1,564	17	-	1,581
	$16,350	$167	$201	$16,316

Amortized cost and fair value at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay with or without penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(In Thousands)		
1 year or less	$ 200	$ 203	$ 880	$ 889
Over 1 through 5 years	2,995	3,105	2,898	2,962
Over 5 through 10 years	-	-	1,379	1,412
Over 10 years	-	-	9,372	9,619
Mortgage-backed securities	35,326	35,807	914	949
Equity securities	282	864	-	-
	$38,803	$39,979	$15,443	$15,831

During 2002, the Corporation did not realize any gross gains or gross losses on sales of available for sale securities. During 2001, the Corporation realized gross gains of $77,000 and gross losses of $-0-, on sales of available for sale securities.

At December 31, 2002 and 2001, securities with fair value of $15,510,000 and $14,309,000, respectively, were pledged as collateral as required by law on public deposits, and for other purposes.

NOTE 4 - LOANS

Loans at December 31 were as follows:

	2002	2001
	(In Thousands)	
Commercial, financial and agricultural	**$ 13,023**	$ 10,891
Real estate:		
Commercial	**20,624**	19,529
Construction	**50**	105
Residential	**88,448**	80,262
Installment	**4,906**	5,322
Total	**127,051**	116,109
Allowance for loan losses	**(1,111)**	(1,038)
Deferred loan fees and costs, net	**(314)**	(274)
Loans	**$125,626**	$114,797

At December 31, 2002 and 2001, loans that the Corporation serviced for the benefit of others were $4,693,000 and $3,985,000, respectively.

The Bank grants commercial, residential and consumer loans to customers primarily within Juniata and Perry Counties of Pennsylvania and the surrounding area. A large portion of the loan portfolio is secured by real estate. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy.

The Corporation, in the ordinary course of business, has loan, deposit and other routine transactions with its officers, directors and principal shareholders and entities in which they have principal ownership. Loans are made to such customers at the same credit terms as other borrowers and do not represent more than the usual risk of collection. Changes during 2002 in these related party loans were as follows (in thousands):

Balance, beginning	**$423**
Additions	**145**
Reductions	**(196)**
Balance, ending	**$372**

NOTE 4 - LOANS (CONTINUED)

Changes in the allowance for loan losses were as follows:

	2002	2001
	(In Thousands)	
Balance, beginning	$1,038	$ 966
Provision charged to operations	120	78
Recoveries on charged off loans	31	12
Loans charged off	(78)	(18)
Balance, ending	$1,111	$1,038

Impaired loans totaled $1,800,000 and $-0- at December 31, 2002 and 2001, respectively. As of December 31, 2002, impaired loans included four commercial relationships in various industries. The Corporation is sufficiently collateralized on three of the relationships and has a shortfall in one relationship with a balance of $220,000. The specific reserve for this relationship was $88,000 at December 31, 2002. The average balance in impaired loans was $1,034,000 and $-0- during 2002 and 2001, respectively. During 2002, interest recognized on impaired loans totaled $92,000 and $87,000 on the cash basis.

As of December 31, 2002 and 2001, nonaccrual loans totaled $200,000 and $747,000, respectively, and the interest that had been earned but not accrued on the loans was $4,000 and $27,000, respectively. There were no loans over 90 days past due and still accruing at December 31, 2002 or 2001.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 were as follows:

	2002	2001
	(In Thousands)	
Land	$ 691	$ 691
Buildings and improvements	6,076	5,971
Furniture and equipment	2,625	2,396
	9,392	9,058
Accumulated depreciation	(2,975)	(2,438)
	$6,417	$6,620

NOTE 6 - DEPOSITS

Deposits were comprised of the following as of December 31:

	2002	2001
	(In Thousands)	
Noninterest bearing demand	$ 16,429	$ 15,470
Interest bearing demand	17,604	15,264
Savings	19,026	15,444
Time deposits less than $100,000	87,164	82,362
Time deposits greater than $100,000	33,903	25,482
	$174,126	$154,022

Scheduled maturities of time deposits at December 31, 2002 were as follows (in thousands):

2003	$ 69,383
2004	11,030
2005	13,398
2006	11,045
2007	16,211
	$121,067

The following table sets forth information on time deposits of $100,000 or more as of the dates indicated (in thousands):

Three months or less	$ 4,184
Over three and through six months	7,886
Over six and through twelve months	6,069
Over twelve months	15,764
Total	$33,903

NOTE 7 - BORROWINGS

Short-term borrowings at December 31 were as follows:

	2002	2001
	(Dollars in Thousands)	
Amount outstanding at end of year:		
Federal Home Loan Bank - RepoPlus	$ -	$1,800
Securities sold under agreements to repurchase	3,512	4,264
Treasury tax and loan note	98	19
Weighted average interest rate at end of year	0.85%	1.50%
Maximum amount outstanding at any end of month	$4,044	$6,083
Daily average amount outstanding	3,103	2,576
Approximate weighted average interest rate for the year	1.42%	4.17%

Securities sold under agreements to repurchase generally mature within one day from the transaction date. Securities with a carrying amount of $4,398,000 and $3,928,000 at December 31, 2002 and 2001, respectively, were pledged as collateral for these agreements. The securities underlying the agreements were under the Corporation's control.

Long-term borrowings from the Federal Home Loan Bank at December 31 were as follows:

	Maturity Date	Interest Rate	2002	2001
		(Dollars in Thousands)		
Fixed rate	June 2002	7.87%	$ -	$ 200
Convertible	January 2010	5.99%	1,000	1,000
Convertible	February 2010	5.91%	2,000	2,000
Convertible	May 2010	6.50%	1,000	1,000
Convertible	July 2010	6.54%	2,000	2,000
Convertible	March 2011	3.94%	1,000	1,000
Convertible	March 2011	4.98%	1,000	1,000
			$8,000	$8,200

The FHLB's convertible fixed-rate advances allow the FHLB the periodic option to convert to a LIBOR adjustable-rate advance at the three-month LIBOR plus 0.07% to 0.13%. Options to convert $7,000,000 of the outstanding convertible advances commence in 2003 and options to convert $1,000,000 commence in 2006. Upon the FHLB's conversion, the bank has the option to repay the respective advances in full.

The Corporation has a maximum borrowing capacity through the Federal Home Loan Bank of approximately $102,493,000 which is collateralized by security agreements in certain residential real estate backed assets of the Corporation, including loans and investments.

NOTE 8 - OPERATING LEASES

The Corporation leases its Delaware (Juniata County) and Shermans Dale offices and the land on which its East Waterford office was constructed. From 2003 through 2010, the Corporation has an option to purchase the land, for predetermined prices ranging from $105,000 up to $125,000.

The Corporation also receives rental income for leasing of available space at its West Perry, Mifflintown and Loysville offices.

Net occupancy expenses includes the following real estate lease amounts:

	2002	2001
	(In Thousands)	
Lease expense	$43	$23
Lease income	(52)	(52)
Net Lease Income	$(9)	$(29)

The minimum future rental payments under the terms of these noncancellable leases at December 31, 2002 were as follows:

	Lease Expense	Lease Income
	(In Thousands)	
2003	$ 28	$ 50
2004	25	44
2005	25	41
2006	25	38
2007	25	38
After 2007	49	649
	$177	$860

NOTE 9 - INCOME TAXES

The components of income tax expense for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
	(In Thousands)	
Federal:		
Current	$540	$344
Deferred	(66)	(47)
	$474	$297

NOTE 9 - INCOME TAXES (CONTINUED)

Reconciliations of the statutory federal income tax at a rate of 34% to the income tax expense reported in the consolidated statements of income for the years ended December 31, 2002 and 2001 are as follows:

	Percentage of Income before Income Taxes	
	2002	2001
Federal income tax at statutory rate	34.0 %	34.0 %
Tax-exempt income	(10.0)	(11.9)
Life insurance income	(3.0)	(3.4)
Other	-	(0.1)
	21.0 %	18.6 %

The provision for federal income taxes includes $-0- and $26,000 of income taxes related to gains on sales of securities in 2002 and 2001, respectively.

Components of deferred tax assets and liabilities at December 31 were as follows:

	2002	2001
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$334	$309
Nonaccrual loans interest	1	9
Intangible assets	15	13
Retirement liabilities	182	132
	532	463
Deferred tax liabilities:		
Accumulated depreciation	258	255
Available for sale securities	435	307
	693	562
Net Deferred Tax Liabilities	$(161)	$(99)

NOTE 10 - RETIREMENT PLANS

The Corporation maintains a 401(k) plan for the benefit of eligible employees. Employer contributions include matching a portion of employee contributions and a discretionary contribution determined by the Corporation. Corporation contributions to the Plan were $104,000 and $95,000 for 2002 and 2001, respectively.

The Corporation maintains non-qualified compensation plans for selected employees (supplemental retirement) and directors (deferred fees). The estimated present value of future benefits is accrued over the period from the effective date of the agreements until the expected retirement dates of the individuals. Expenses include the following amounts for these non-qualified plans:

	2002	2001
	(In Thousands)	
Employee compensation	$52	$44
Director compensation	98	53

The balance accrued for these plans included in other liabilities as of December 31, 2002 and 2001 totaled $535,000 and $387,000, respectively.

To fund the benefits under these plans, the Corporation is the owner of single premium life insurance policies on participants in the non-qualified retirement plans. At December 31, 2002 and 2001, the cash value of these policies were $4,035,000 and $3,834,000, respectively.

NOTE 11 - REGULATORY MATTERS

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth below) of Tier 1 capital to average assets and of Tier 1 and total capital (as defined in the regulations) to risk weighted assets. Management believes, as of December 31, 2002, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the regulators categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 11 - REGULATORY MATTERS (CONTINUED)

The Bank's actual and required capital amounts and ratios were as follows:

	Actual			For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions		
	Amount	Ratio		Amount	Ratio		Amount	Ratio	
				(Dollars in Thousands)					
As of December 31, 2002:									
Tier 1 leverage ratio (to average assets)	$13,463	6.65	%	$≥8,103	≥4.0	%	$≥10,129	≥ 5.0	%
Tier 1 risk-based capital ratio (to risk-weighted assets)	13,463	12.53		≥4,307	≥4.0		≥6,461	≥ 6.0	
Total risk-based capital ratio (to risk-weighted assets)	14,574	13.57		≥8,614	≥8.0		≥10,768	≥10.0	
As of December 31, 2001:									
Tier 1 leverage ratio (to average assets)	$12,377	6.90	%	$≥7,175	≥4.0	%	$≥8,969	≥ 5.0	%
Tier 1 risk-based capital ratio (to risk-weighted assets)	12,377	12.48		≥3,967	≥4.0		≥5,950	≥ 6.0	
Total risk-based capital ratio (to risk-weighted assets)	13,415	13.52		≥7,938	≥8.0		≥9,922	≥10.0	

The Corporation's ratios do not differ significantly from the Bank's ratios presented above.

Certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. Regulatory approval is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits (as defined) for that year combined with the retained net profits for the two preceding calendar years. At December 31, 2002, approximately $3,000,000 of undistributed earnings of the Bank, included in consolidated shareholders' equity, was available for distribution to the Corporation as dividends without prior regulatory approval.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Corporation is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit (typically mortgages and commercial loans) and, to a lesser extent, standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments. The Corporation does not anticipate any material losses from these commitments.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extensions of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property and equipment and income-producing commercial properties. On loans secured by real estate, the Corporation generally requires loan to value ratios of no greater than 80%.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and similar transactions. The terms of the letters of credit vary and may have renewal features. The credit risk involved in using letters of credit is essentially the same as that involved in extending loans to customers. The Corporation holds collateral supporting those commitments for which collateral is deemed necessary.

The Corporation has not been required to perform on any financial guarantees, and has not incurred any losses on its commitments, during the past two years.

A summary of the Corporation's commitments at December 31 were as follows:

	2002	2001
	(In Thousands)	
Commitments to extend credit	$11,326	$13,970
Standby letters of credit	273	104

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Corporation's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Corporation could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following information should not be interpreted as an estimate of the fair value of the entire Corporation since a fair value calculation is only provided for a limited portion of the Corporation's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Corporation's disclosures and those of other companies may not be meaningful. For the following financial instruments, the carrying value is a reasonable estimate of fair value:

Cash and cash equivalents
Accrued interest receivable
Restricted investment in bank stocks
Short-term borrowings
Accrued interest payable

For investment securities, fair value is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable securities.

For floating rate loans that reprice frequently and which entail no significant changes in credit risk, the carrying amount is a reasonable estimate of fair value. For fixed rate loans, fair value is estimated using discounted cash flow analysis, at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

For demand deposits, the carrying amount is a reasonable estimate of fair value. For savings and time deposits, fair value is estimated using discounted cash flow analysis, at interest rates currently offered for deposits with similar maturities.

For long-term borrowings, fair value is based on currently available rates for borrowings with similar terms and remaining maturities.

Off balance sheet instruments of the Bank consist of letters of credit, loan commitments and unfunded lines of credit. Fair value is estimated using fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standings. Any fees charged are immaterial.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Estimated fair values of financial instruments at December 31 were as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 7,702	$ 7,702	$7,996	$7,996
Investment securities:				
Available for sale	39,979	39,979	30,792	30,792
Held to maturity	15,443	15,831	16,350	16,316
Loans, less allowance for loan losses	125,626	128,907	114,797	116,351
Accrued interest receivable	836	836	797	797
Restricted investment in bank stocks	1,016	1,016	922	922
Financial liabilities:				
Deposits	174,126	177,151	154,022	155,790
Short-term borrowings	3,610	3,610	6,083	6,083
Long-term borrowings	8,000	9,210	8,200	8,850
Accrued interest payable	265	265	310	310
Off-balance sheet financial instruments	-	-	-	-

NOTE 14 - CONTINGENCIES

The Corporation is also subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Corporation in connection with any such claims and lawsuits, it is the opinion of management that the disposition or ultimate determination of any such claims and lawsuits will not have a material adverse effect on the consolidated financial position, consolidated results of operations or liquidity of the Corporation.

NOTE 15 - CONDENSED FINANCIAL INFORMATION FOR PARENT COMPANY ONLY

BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In Thousands)	
ASSETS		
Cash	$ 45	$ 17
Investment in subsidiary	14,017	12,406
Securities available for sale	864	873
Total Assets	$14,926	$13,296
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	$ 233	$ 237
Shareholders' equity	14,693	13,059
Total Liabilities and Shareholders' Equity	$14,926	$13,296

STATEMENTS OF INCOME

	Years Ended December 31, 2002	Years Ended December 31, 2001
	(In Thousands)	
Dividends from subsidiary	$ 419	$ 377
Other dividends	19	16
	438	393
Expenses	11	10
	427	383
Equity in undistributed earnings of subsidiary	1,357	918
Net Income	$1,784	$1,301

NOTE 15 - CONDENSED FINANCIAL INFORMATION FOR PARENT COMPANY ONLY (CONTINUED)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2002	2001
	(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$1,784	$1,301
Equity in undistributed earnings of subsidiary	(1,357)	(918)
Net Cash Provided by Operating Activities	427	383
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of investment securities	-	(44)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Cash dividends paid	(399)	(357)
Increase (Decrease) in Cash	28	(18)
CASH - BEGINNING	17	35
CASH - ENDING	$ 45	$ 17

Board of Directors

First Community Financial Corporation and The First National Bank of Mifflintown

SAMUEL F. METZ
Chairman

ROGER SHALLENBERGER
Vice Chairman

JAMES R. McLAUGHLIN
President and Chief Executive Officer

LOWELL M. SHEARER
Secretary

JOSEPH E. BARNES
NANCY S. BRATTON
JOHN P. HENRY
SAMUEL G. KINT
CLAIR E. McMILLEN
CHARLES C. SANER
FRANK L. WRIGHT

Officers

First Community Financial Corporation

SAMUEL F. METZ
Chairman

ROGER SHALLENBERGER
Vice Chairman

JAMES R. McLAUGHLIN
President and Chief Executive Officer

LOWELL M. SHEARER
Secretary

RICHARD R. LEITZEL
Treasurer

RENEE D. WILLIAMSON
Assistant Secretary

JAMES R. McLAUGHLIN
President and Chief Executive Officer

MARCIE A. BARBER
Senior Vice President and Credit Services Division Manager

JODY D. GRAYBILL
Vice President and Trust and Financial Services Division Manager

RICHARD R. LEITZEL
Vice President and Chief Financial Officer

TIMOTHY P. STAYER
Vice President and Community Banking Services Division Manager

JOANNE D. GOODLING
Assistant Vice President and Community Office Manager, Fermanagh Office

ROY A. LEISTER, JR.
Assistant Vice President and Community Office Manager, Mifflintown Office

ROBERT G. LUKENS, JR.
Assistant Vice President and Community Office Manager, Delaware Office

PATTI L. McLAUGHLIN
Assistant Vice President and Community Office Manager, New Bloomfield and Shermans Dale Offices

BRADLEY D. SHERMAN
Assistant Vice President and Community Office Manager, West Perry and Ickesburg Offices

AUDRA L. STEWART
Community Office Manager, Loysville Office

DIANE E. ZEIDERS
Assistant Vice President and Community Office Manager, Tuscarora Valley and East Waterford Offices

DENNIS E. LUCAS
Vice President and Loan Officer

WENDY L. VARNER
Assistant Vice President and Loan Officer

NANETTE W. STAKE
Assistant Vice President and Operations Manager

TINA J. SMITH
Human Resources Officer

SANDRA Z. WERT
Auditor and Compliance Officer

RENEE D. WILLIAMSON
SANDRA J. HOLMAN
Assistant Secretaries

Directors Emeriti and Advisory Boards

DIRECTORS EMERITI

DONALD Q. ADAMS
DALE BEASTON
HARRY E. CLARK
PAUL E. GUSS
ELWOOD S. HENCH
RAYMOND T. LONG
JANE B. MARHEFKA
PHYLLIS S. MOHLER
GEORGE L. SETTLEMYER
THOMAS R. SHEARER
JOHN A. TETWILER
H. SCOTT WEIBLEY
RICHARD L. WIBLE

ADVISORY BOARDS

DELAWARE OFFICE

JOHN M. AUKER
DENNIS L. BASSLER
C. ROBERT HOCKENBROCK
MERVIN J. STRAWSER
A. JACK WELLER

FERMANAGH OFFICE

DANIEL B. BROWN
JOHN C. LEIDY
RONALD H. MAST
ALAN E. VARNER

TUSCARORA VALLEY and EAST WATERFORD OFFICES

WILLIAM A. GILLILAND
NORMAN F. LOVE
JAMES L. McCLURE
JAMES M. SHEAFFER
BARBARA G. WILSON

NEW BLOOMFIELD and SHERMANS DALE OFFICES

WILLIAM R. BUNT
JOHN K. McCLELLAN
JAMES E. SWENSON

WEST PERRY, ICKESBURG and LOYSVILLE OFFICES

ROBERT E. SHEAFFER
DAVID L. SWARTZ
TERRY K. URICH
FLOYD H. WEARY

Bank Locations

First Community Financial Corporation
and Wholly Owned Subsidiary,
The First National Bank of Mifflintown

The First National Bank of Mifflintown
is a full-service financial institution
serving customers from five locations in Juniata County
and five locations in Perry County

MAIN OFFICE
Two North Main Street
Mifflintown, PA 17059
717-436-2144

DELAWARE OFFICE
1-1/2 miles North of Interchange Routes 333 and 22/322
717-535-5158

EAST WATERFORD OFFICE
Route 75, East Waterford, PA
717-734-2400

FERMANAGH OFFICE
Interchange Routes 35 and 22/322
717-436-8968

ICKESBURG OFFICE
Route 17, Ickesburg, PA
717-438-3050

LOYSVILLE OFFICE
Intersection Routes 850 and 274
717-789-2400

NEW BLOOMFIELD OFFICE
Intersection Route 274 West and Cold Storage Road
717-582-7599

SHERMANS DALE OFFICE
Intersection Routes 34 and 850
717-582-7424

TUSCARORA VALLEY OFFICE
Intersection Routes 75 and Old 22/322
717-436-8947

WEST PERRY OFFICE
Intersection Routes 74 and 274
717-789-4500

Stock and Dividend Information

First Community Financial Corporation has only one class of common stock authorized, issued and outstanding. Although shares of the Corporation's common stock are traded from time to time in private transactions, there is no established public trading market for the stock. The Corporation's common stock is not listed on any stock exchange or automated quotation system and there are no present plans to so list the stock. There can be no assurance that, at any given time, any persons will be interested in acquiring shares of the Corporation's common stock. Price quotations for the Corporation's common stock do not appear in any generally recognized investment media.

The Corporation pays dividends on the outstanding shares of our common stock as determined by the Board of Directors from time to time. It has been the practice of the Board of Directors to declare cash dividends on a quarterly basis. Future dividends will depend upon our earnings, financial position, cash requirements and such other factors as the Board of Directors may deem relevant. The following table sets forth the cash dividends declared per share of the Corporation's common stock and the highest and lowest per share prices at which the Corporation's common stock has actually traded in private transactions during the periods indicated. To the best of management's knowledge, such prices do not include any retail mark-up, mark-down or commission. Shares may have been sold in transactions, the price and terms of which are not known to the Corporation. Therefore, the per share prices at which the Corporation's stock has previously traded may not necessarily be indicative of the true market value of the shares.

	Per Share Sales Price		Dividends
Quarter	**High**	**Low**	**per Share**
First, 2002	$45.00	$43.00	$0.135
Second	47.00	45.00	0.135
Third	47.00	46.00	0.150
Fourth	48.00	46.50	0.150
First, 2001	$48.00	$40.00	$0.125
Second	40.00	40.00	0.125
Third	40.00	40.00	0.130
Fourth	44.00	40.00	0.130

The authorized common stock of the Corporation consists of 10,000,000 shares of common stock, par value $5.00 per share, of which 700,000 shares were outstanding at December 31, 2002. There were no shares of the Corporation's common stock (i) that are subject to outstanding options, warrants or securities convertible into common stock; (ii) that could be sold pursuant to Rule 144 under the Securities Act or that the Corporation has agreed to register under the Securities Act for sale by security holders; or (iii) that are or have been proposed to be publicly offered by the Corporation. The Corporation had approximately 508 shareholders of record as of December 31, 2002.

Annual Report on Form 10-KSB
The Corporation's Annual Report on Form 10-KSB which contains additional information about the Corporation, was filed with the Securities & Exchange Commission and may be obtained without charge, by writing to:

Mr. Richard R. Leitzel
Vice President & Chief Financial Officer
First Community Financial Corporation
P.O. Box 96
Mifflintown, PA 17059

The Form 10-KSB is also available on the Securities and Exchange Commission's Internet site at http://www.sec.gov.

Notice of Annual Meeting
The Annual Meeting of Shareholders of the Corporation will be held on Tuesday, April 8, 2003, beginning at 10:00 a.m., at: Cedar Grove Brethren in Christ Church, located near the PA Route 75 and U.S. Route 22/322 interchange in Mifflintown, Pennsylvania. A Notice of the Annual Meeting, Proxy Statement and Proxy are being delivered together with this Annual Report to shareholders entitled to vote at the meeting.



Each depositor insured to $100,000
FDIC
Federal Deposit Insurance Corporation

The First National Bank of Mifflintown
Two North Main Street ○ Mifflintown, Pennsylvania 17059
www.fnbmifflintown.com